FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  July 13, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Section 198 Notice  dated 13 July 2005



13 July 2005

British Energy Group plc

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - UK COMPANIES ACT

British Energy Group plc has received notification from Fidelity Investments of the following:


1. Company in which shares are held:                    British Energy Group plc

2. Notifiable interest:    Ordinary Shares

(A)               FMR Corp.
                  82 Devonshire Street
                  Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B)               Fidelity International Limited (FIL)
                  P.O. Box HM 670
                  Hamilton
                  HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIA(K)L), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

3. The notifiable interests also comprise the notifiable interest of:

                  Mr. Edward C. Johnson 3d
                  82 Devonshire Street
                  Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


Schedule A

Security: British Energy Group plc

                       SHARES  MANAGEMENT  NOMINEE/REGISTERED NAME
                        HELD    COMPANY

                     154,200    FIGEST    CDC Finance Total
                   1,299,300      FII     Bank of New York Europe LDN Total
                     374,959      FII     JP Morgan, Bournemouth Total
                      52,000      FIJ     Brown Brothers Harriman and Co Total
                     157,500      FIL     Bank of New York Brussels Total
                     132,950      FIL     BNP Paribas, Paris (C) Total
                     513,980      FIL     Brown Bros Harrimn Ltd Lux Total
                     353,700      FIL     JP Morgan, Bournemouth Total
                     106,500      FIL     Northern Trust London Total
                   9,434,584     FISL     JP Morgan, Bournemouth Total
                   1,102,700      FPM     Bank of New York Brussels Total
                     169,000      FPM     Bankers Trust London Total
                      57,700      FPM     Clydesdale Bank plc Total
                     219,800      FPM     HSBC Bank plc Total
                     379,600      FPM     JP Morgan, Bournemouth Total
                     540,300      FPM     Mellon Bank Total
                      83,000      FPM     Midland Securities Services Total
                   1,700,800      FPM     Northern Trust London Total
                     473,800      FPM     State STR Bk and Tr Co Lndn (S Total)
                  17,306,373              Grand Total Ordinary Shares

Current ownership      3.08%
percentage
Shares in issue: 561,016,515



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 13, 2005                       BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations